Exhibit 99.4

FOR IMMEDIATE RELEASE

NEWTEK SIGNS COMMITMENT LETTER WITH GE COMMERCIAL FINANCE

$75 Million 3-Year Revolver

New York, NY – July 5, 2005 – Newtek Business Services, Inc. (NASDAQ: NKBS) (www.newtekbusinessservices.com), a direct distributor to the small to medium-sized business market, today announced that its subsidiary, Newtek Small Business Finance, Inc. [“NSBF”], has signed a $75 million dollar commitment with GE Commercial Finance for a senior secured revolving line of credit. This new facility will be primarily utilized to originate, accumulate and sell the unguaranteed portions of loans under the SBA 7(a) loan program and for other working capital purposes. GE Commercial Finance intends to underwrite the entire $75 million facility and participate out a portion to a to-be-determined group of lenders. The proposed facility is for 3 years and will replace the existing facility with Deutsche Bank. Closing is subject to documentation and SBA review and approval of the terms and conditions of the facility and is expected to close within the next 30 to 60 days.

Barry Sloane, Chairman and CEO of Newtek Business Services stated: “We are pleased to report this new opportunity for NSBF. The flexibility of the pending new facility, which is subject to customary documentation and regulatory approval, is clearly a benefit to our company over our existing financing arrangement. This facility will give NSBF the room to grow and to build our brand among small to medium sized businesses throughout the United States.”

About Newtek Business Services, Inc. & Newtek Small Business Finance, Inc.

Newtek Business Services, Inc. is a direct distributor of business and financial products to the small to medium-sized business market. According to the US Small Business Administration, there are now over 23 million small businesses in the United States which in total represent 99.7% of all employers, which generate 60 – 80% of all new jobs annually and which generate more than 50% of non-farm GDP. Since 1999 Newtek has helped these business owners realize their potential by providing them with the essential tools needed to manage and grow their businesses. Newtek and its affiliated companies focus on providing their current approximately 45,000 customers with access to financial, management and technological resources that enable them to grow and better compete in today’s marketplace. Newtek Small Business Finance is one of 14 non-bank lenders with a nation-wide license to originate SBA loans as a SBA-preferred lender. It has been in operation since January 2003 when Newtek assisted in the purchase and reorganization of the company previously known as Commercial Capital Corporation. NSBF originated in excess of $52 million in loans during 2004 and reported a pre-tax profit of $2.6 million for the year.

Newtek’s products and services include:

•	Newtek Small Business Finance: U.S. government-guaranteed small business lending services;

•	Newtek Merchant Solutions: electronic merchant payment processing solutions;

•	Newtek Insurance Agency: commercial and personal insurance;

•	CrystalTech Web Hosting: domain registration, hosting and data storage;

•	Newtek Financial Information Systems: outsourced digital bookkeeping; and

•	Newtek Tax Services: tax filing, preparation and advisory services for small businesses.

The statements in this release may contain forward-looking statements relating to such matters as anticipated future business strategies and financial performance, anticipated future number of customers, business prospects, legislative developments and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward- looking statements. In order to comply with the terms of the safe harbor, Newtek Business Services, Inc. notes that a variety of factors could cause its actual results to differ materially from the anticipated results expressed in the Company’s forward looking statements such as intensified competition and/or operating problems and their impact on revenues and profit margins or additional factors as described in Newtek Business Services’ 2004 annual report on Form 10-K.

Contacts:

Newtek Business Services

Barry Sloane

Chairman of the Board & CEO

212-356-9500

bsloane@newtekbusinessservices.com

Dave Gentry

Aurelius Consulting Group, Inc.

407-644-4256

dave@aurcg.com